March 31, 2005


Via Facsimile (616) 752-2500 and U.S. Mail

Terri Reyering Abare
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Portsmouth, Ohio 45662

RE:	ASB Financial Corp.
      Schedule 13E-3 filed March 3, 2005
      File no. 5-50215

      Preliminary Schedule 14A filed March 3, 2005
      File no. 0-25906

Dear Ms. Abare:

      We have the following comments on the above-referenced filings.
The defined terms we use here have the same meaning as in the proxy statement, unless otherwise indicated.

Schedule 14A

1. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

2. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). We believe the reverse and forward stock splits are separate matters that should be presented separately on the proxy card for shareholder vote. Our belief is based on the fact that you have attached two different amendments to the company`s articles of incorporation as Exhibits B and C to the proxy statement, which appears to indicate that state law and the company`s governing instruments dictate that both matters are subject to a shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.

3. Ensure that the proxy statement contains the disclosure provided in response to Item 1015(c) as required by Instruction E to Schedule
13E-3, which states that any responses to Items 7, 8 and 9 of
Schedule 13E-3 must be provided in full in the disclosure document provided to security holders, even if the response is negative or not applicable.

4. Where you discuss the vote required to approve the Stock Splits (including on the cover page), prominently disclose the percentage owned by officers and directors of the company who have stated that they will vote in favor of the Splits. This information does not currently appear until the "Fairness of the Stock Splits" section.

Summary Term Sheet, page 2

5. It appears that a beneficial owner of fewer than 300 shares may not be "cashed out" in this merger if that beneficial owner holds through a record holder who in the aggregate, holds more than 300 shares. Since shareholders who receive this proxy statement may want to increase or decrease their holdings in order to receive cash in the merger or remain as a continuing shareholder, this discussion is critical and should be summarized here and appropriate disclosure provided elsewhere in the document.

6. Include bulleted disclosure highlighting the potential disadvantages of the reverse stock split.

7. Revise the subheading to reflect that you are addressing
"material" and not "certain" tax consequences.

Cautionary Notice Regarding Forward-Looking Statements, page 5

8. Please delete the reference the Private Securities Litigation Reform Act of 1995. By its terms, the Private Securities Litigation
Reform Act safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. See Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933

9. Please delete the statement that the Company does not undertake, and specifically disclaims any obligation to update its forward-looking statements or explain how this statement is consistent with your obligations under Rules 13e-3(d)(2) and 14a-9.


Special Factors, page 8

Purpose of the Stock Splits, page 8

10. You refer to the "primary purpose" for the Stock Splits, thereby implying there are other less significant purposes. If so, please describe them. Also, consider combining this section with the one immediately following it, which describes the "Reasons for the Stock
Splits."

Reasons for the Stock Splits, page 8

11. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years and since the Sarbanes-Oxley Act was enacted nearly two years ago, revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company`s operating history. See Item 1013(c) of Regulation M-A.

12. You indicate that you will realize recurring annual cost savings of $165,000 in fees and expenses you have historically incurred, including $75,000 in audit fees reflecting "a reduction in audit fees." We also note your disclosure on page 18 indicating that you
"currently intend to continue to provide audited financial statements and proxy statements to your shareholders." In that regard we note that your DEF14A filed on September 24, 2004 indicates that your total audit fees for 2004 and 2003 were $66,050 and $58,735, respectively. Supplementally provide an with an analysis supporting your estimation including an explanation of why your estimated savings relating to future audit fees, less continuing audit costs, exceed your historical audit fees. Provide a comparable analysis for each estimated cost savings line item.

13. We note that the merger will cost approximately $2,061,000.
Please explain what consideration the Board gave to the fact that it will take several years to recoup the value of the initial expense.

      Effects of the Stock Splits, page 10

		Effects on Continuing Holders, page 11

14. Revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements. Provide a similar discussion in the "disadvantages of the Stock Splits" on page 18.

Alternatives to the Stock Splits, page 14

15. If known, please quantify the estimated costs associated with undertaking the alternate methods of going private discussed.

16. If the Board considered methods to reduce expenses other than going private, please discuss the alternatives considered and why they were ultimately rejected. See Item 1013(b) of Regulation M-A.
In that regard, we note your disclosure on page 28 indicating that management investigated alternatives to avoid increased costs "including deregistering." For instance, disclose whether the Board considered the possibility of a third party buy-out. If the Board did not consider other such options, please explain why not.

Fairness of the Stock Splits, page 15

17. Please provide a discussion of the factors underlying the Board`s determination that the transaction is substantively fair to unaffiliated holders.

Advantages of the Stock Splits, page 16

18. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Expand your analysis regarding historical prices to provide a more meaningful date range than the 30 trading days prior to offering you currently provide. In that regard, the Board should address substantive fairness in light of the company`s trading price being in excess of $23.00 for significant portions of preceding year. Provide an analysis of going concern value, including quantification. In addition, revise to quantify the company`s liquidation value and expand your analysis to explain why the board believes liquidation value in not material or relevant. In that regard, we note your statement on page 19 that "liquidation value was not deemed relevant because we plan to continue to operate as a going concern following the stock splits" is inappropriate, since the absence of an intent to liquidate is not dispositive of the relevance of this valuation methodology. If the
Board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See
Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Opinion of Keller & Company, page 19

19. Expand your disclosure to explain why Keller & Company "is knowledgeable and familiar with the operation of ASB and its business." In addition, please describe any material relationship that existed in the past two years and any compensation received by
Keller & Company during that time. See Item 1015(b)(4) of
Regulation
M-A.

20. Please expand your summary of the valuation report to include a more detailed summary procedures followed, assumptions made and limitations imposed. See Item 1015(b)(5) of Regulation M-A. Provide a summary of the instructions given to the advisor by the Board regarding the preparation of its report.

21. Provide a statement indicating whether the advisor recommended the amount of consideration to be paid in the going private transaction.

22. We note your reference on page 20 to non-public financial information furnished by management Keller & Company. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

      Public Company Analysis, page 21

23. We note you identify nine selected Midwest thrift institutions.
Please separately identify the Ohio thrifts.

Stock Splits Proposal - Summary and Structure, page 24

24. Refer to the statement on page 26 that the Board reserves the "absolute authority" not to implement the Stock Splits even if they are approved by shareholders. Summarizer the circumstances under which the Board might so decide.

Background of the Stock Splits, page 26

25. Expand your discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, etc., among board members, executive officers and management. Identify the participants in and initiators of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to address the following examples, which are not intended to be an exhaustive:

* indicate when the specific dates that the Board and management began discussion with counsel;
* disclose who first proposed the possibility of going private and when this occurred;
* disclose when and how the reverse stock split ratio was determined;
* address how you arrived at the $23 per share cash-out price. It appears that the price was suggested by your fairness advisor; and

26. Explain how the Board arrived at the Repurchase Price. We know that you`ve explained it`s a premium to current and historical trading prices, but so would $50 per share be. How did the Board arrive at this per share value?

Material Federal Income Tax Consequences of the Merger, page 30

27. Expand your disclosure to discuss the tax consequences to the company. See Item 1013(d) of Regulation M-A.


Incorporation of Certain Documents by Reference, page 47

28. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

Closing Information

      Please revise the proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,




								Michael Pressman
								Special Counsel
								Office of Mergers and
Acquisitions
March 31, 2005
Page 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE